16006343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lebenthal & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue – 32nd Floor
(No. and Street)

New York (City) NY (State) 10175 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Collopy (212) 661-0939
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - if individual, state last, first, middle name)

757 3rd Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 14 2016
REGISTRATIONS BRANCH
09

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Lebenthal & Co., LLC
Statement of Financial Condition
As of December 31, 2015

AFFIRMATION

I, Steven Collopy, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Lebenthal & Co., LLC (the "Company") for the year ended December 31, 2015, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven E Collopy

Signature

Steven E. Collopy

Chief Financial Officer

Title

Subscribed and sworn
to before me

RHONDA POHL
Notary Public - State of New York
NO. 02PO6213752
Qualified in New York County
My Commission Expires 11-16-2017

Lebenthal & Co., LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Lebenthal & Co., LLC

We have audited the accompanying statement of financial condition of Lebenthal & Co., LLC (a Delaware corporation) (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lebenthal & Co., LLC as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
March 11, 2016

Lebenthal & Co., LLC

Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	2,999,192
Due from clearing brokers		2,814,123
Due from related parties		2,391,592
Underwriting deals receivable		1,058,303
Loans to advisors		1,292,500
Prepaid and other assets		120,088
TOTAL ASSETS	$	10,675,798

LIABILITIES & MEMBERS' EQUITY

Liabilities:		
Loan payable to bank	$	2,500,000
Accrued expenses and other liabilities		840,446
Accrued commissions		1,127,655
Subordinated borrowings		1,500,000
Total liabilities		5,968,101
Members' equity		4,707,697
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	10,675,798

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Lebenthal & Co., LLC (the "Company") is a limited liability company and was formed under the laws of the state of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides investment banking services to its clients, primarily serving as an underwriter or agent in debt and equity securities offerings. The Company also facilitates transactions of securities on behalf of its clients and trades various products, such as corporate bonds, mutual funds, and municipal bonds for its own account. Additionally, the Company introduces retail transactions on behalf of Lebenthal Wealth Advisors, LLC ("LWA"), an affiliated company. The Company also introduces transactions on behalf of its investment management affiliate, Lebenthal Asset Management, LLC ("LAM").

The Company is owned 51% by a direct owner of Lebenthal Holdings, LLC (the "Parent") and 49% by the Parent, collectively "the Members."

The Company introduces all of its customer transactions to clearing brokers, which clear such transactions on a fully disclosed basis. The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii) as all customer funds and securities are promptly transmitted to the clearing brokers.

2. Summary of Significant Accounting Policies

Basis of Presentation
These accompanying Statement of Financial Condition of the Company has been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition.

Cash
The Company defines cash and cash equivalents as short-term (three months or less), highly liquid deposits held in the ordinary course of business. Cash deposits are held in two financial institutions. Cash deposits at each institution are insured up to the Federal Deposit Insurance Corporation coverage limit of $250,000.

Due from clearing brokers
Due from clearing brokers represents commissions, interest receivable, and deposits from the Company's two clearing brokers.

Underwriting income, net
Underwriting income, net includes underwriting income, net of syndicate expenses, arising from debt and equity securities offerings in which the Company acts as an underwriter or agent. The Company recognizes revenue when the services for the transaction are determined to be completed. Underwriting income is initially recorded on the date that the deal commences and then adjusted retrospectively for any differences upon completion of the deal, which generally occurs within three months after the date that the deal commences. Syndicate expenses associated with each deal are recorded in the same manner as the corresponding underwriting income.

Underwriting expenses that are deferred under the guidance in ASC 940, "*Financial Services – Broker Dealers*," are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities are not issued, the Company expenses those costs.

The receivables from the Company's underwriting activities are recorded in underwriting deals receivable in the Statement of Financial Condition.

Brokerage income
The Company records transactions in securities and commission revenue and expense on a trade date basis. As an introducing broker-dealer, the Company earns commissions for retail transactions introduced on behalf of LWA and LAM. The Company also generates commission income from trading financial instruments in client accounts.

Unrealized and realized gains and losses from securities transactions are accounted for on trade date basis.

Income taxes
As a limited liability company, the Company is not liable for U.S. federal income taxes, but rather income or loss is allocated to its Members; the Members are then liable for any income taxes.

The Company is subject to New York City Unincorporated Business Tax ("NYC UBT") for which it provides for income taxes and the related accounts under the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse. Valuation allowances are established when management determines it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Loans to advisors
The Company accounts for loans to employees of affiliated entities in accordance with ASC 310, "*Receivables*." The loans are recorded by the Company at cost when the cash is loaned to the advisors. Any related fees and costs that are deferred are amortized over the duration of the loan. Interest income is recognized over the duration of the loans using the monthly short-term Applicable Federal Rates ("AFR") interest rate.

3. Recent Accounting Standard Updates

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, "*Revenue from Contracts with Customers (Topic 606) Section A—Summary and Amendments That Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40),*" or ASU 2014-09. The amendments in this update supersede the revenue recognition requirements in ASC Topic 605, "*Revenue Recognition,*" and most industry-specific guidance. The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The FASB decided on April 1, 2015 to propose a one year deferral of the effective date for the amendment. Currently, this amendment is effective for annual periods beginning on or after December 15, 2017. If the proposal is approved, the effective date for non-public companies would be for annual reporting periods beginning after December 15, 2018. The Company is assessing the updates set forth in ASU 2015-09 and is still evaluating the effects that it will have on the Company's Statement of Financial Condition.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, "*Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern,*" or ASU 2014-15. The amendments require an entity's management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). When management identifies conditions or events that raise substantial doubt about an entity's ability to continue as a going concern, management should consider whether its plans that are intended to mitigate those relevant conditions or events will alleviate the substantial doubt. Certain disclosures must be made by the entity if conditions or events raise substantial doubt about an entity's ability to continue as a going concern depending on whether the substantial doubt is alleviated or not as a result of consideration of management's plans. This new guidance is effective for annual periods beginning after December 15, 2016 with early adoption permitted. The Company is assessing the updates set forth in ASU 2014-15 and is still evaluating the effects that it will have on the Company's Statement of Financial Condition.

4. Due from clearing brokers

Amounts classified as due from clearing brokers at December 31, 2015, consists of the following:

Commissions and fees due from clearing brokers	$2,664,123
Clearing deposits held at brokers	150,000
Due from clearing brokers	$2,814,123

5. Transactions with Related Parties

The Company maintains an administrative services agreement with its Parent whereby the Parent is to provide certain services.

The Company has an arrangement with its affiliated entities, LWA and LAM, in which it executes brokerage services for their advisory businesses. The affiliated entities also refer retail clients to the Company.

As of December 31, 2015, the Company had an aggregate receivable of $2,391,592 in due from related parties. The receivable was primarily related to intercompany transactions arising in the ordinary course of business which were owed from the Parent, LAM, and LWA. In addition, the Company had a receivable from an officer/member of the Company of $330,577 for the reimbursement of certain legal settlement expenses (see Note 10).

During the year ended December 31, 2015, the Company had $4,000,000 of contributed capital from the Parent which carries a cumulative preferred distribution of 9% per annum. During the year ended December 31, 2015, the Company made a preferred distribution of $360,000 to the Parent.

As of December 31, 2015, the Company had loans due from employees of affiliated entities in the amount of $1,292,500. There were no deferred fees or costs associated with the loans. Two loans of $500,000 each were provided to certain employees of affiliated entities. These loans are subordinate to loan agreements the employees have with Royal Bank of Canada. There is no term on the loans with the Company. A third loan in the amount of $292,500 was provided to certain employees of affiliated entities in order to purchase the outstanding shares of their former company. The loan is to be repaid annually every March 30, starting in 2015, at $97,500 per year until the loan is paid in full on March 30, 2018.

As of December 31, 2015, the loans due from affiliated advisors bore interest at the monthly short-term AFR interest rate of 0.56% per annum. As of December 31, 2015, the Company recorded the interest receivable on the loans in Prepaid and other assets on its Statement of Financial Condition.

6. Income Taxes

As a limited liability company, each Member is responsible for reporting income or loss based upon the Member's respective share of the Company's revenues and expenses and accordingly, no provision for income taxes has been made in the accompanying Statement of Financial Condition.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. For the year ended December 31, 2015, management has determined that there are no material uncertain income tax positions.

The last open tax year that the Company is subject to examination is 2014.

7. Leases

During the year ended December 31, 2015, the Company had a lease for office space in Chicago, Illinois, which expires on February 29, 2016; as of December 31, 2015, the Company owes $3,771 in future rent expense through the completion date of the lease.

8. Concentrations

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company reviews the credit standing of each broker dealer, clearing organization and/or other counterparty with which it conducts business.

The Company introduces all of its customer transactions to two clearing brokers, which clear such transactions on a "fully disclosed" basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing brokers.

In addition, the Company has the right to pursue collection or performance from customers or other counterparties who do not perform under their contractual obligations.

9. Employee Compensation and Benefits

Retirement Plan
Employees of the Company are eligible to participate in the Parent's 401(k) defined contribution plan. Contributions by the Company's employees are matched with cash contributions subject to certain limitations.

Health Care Benefits
Employees of the Company are eligible to participate in the Parent's health care plan.

10. Commitments and Contingencies

The Company guarantees the liabilities of Lebenthal Lisanti Capital Growth, LLC ("Lebenthal Lisanti"), an affiliated company, which permits Lebenthal Lisanti to meet the requirements of a Qualified Professional Asset Manager as defined by the Employee Retirement Income Security Act. As of December 31, 2015, Lebenthal Lisanti had total liabilities of $106,325.

Under SEC Uniform Net Capital Rule 15c3-1, the Company has taken a net capital deduction for the entire $106,325 as it guarantees the liabilities of Lebenthal Lisanti.

In the ordinary course of business, the Company has been named as a defendant in, or as party to, various legal actions and proceedings. The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests

liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has been named as a defendant in a class action lawsuit in connection with its underwriting business. The Company has reached an agreement along with other defendants in the class action lawsuit to settle the case. Total settlement expense including legal fees amounted to $430,577 which was accrued for and is included in accrued expenses and other liabilities on the Statement of Financial Condition at December 31, 2015. As per agreement with an officer/member of the Company, the officer/member will reimburse the Company for litigation expenses related to this case in excess of $100,000. Accordingly, the Company has a receivable from the officer/member of $330,577 which is included in due from related parties on the Statement of Financial Condition at December 31, 2015.

11. Bank Loan

As of December 31, 2015, the Company had a bank loan of $2,500,000 which was entered into with Sterling National Bank ("Sterling") on December 24, 2015. As of December 31, 2015, the Sterling bank loan carried an interest rate equal to the prime lending rate plus 1.00%, or 4.50% per annum. The loan was repaid by the Company in full on February 10, 2016.

12. Subordinated Loan

As of December 31, 2015, the Company had a subordinated loan of $1,500,000, which was renewed with Pershing LLC ("Pershing") on August 31, 2015. The subordinated loan was entered into under the Revolving Note and Cash Subordination Agreement (the "Revolver") between the Company and Pershing dated August 16, 2013, which allowed the Company to borrow an aggregate amount from Pershing not to exceed $1,500,000. The loan is to be paid by the Company in full on or before August 31, 2017. The Revolver was approved by FINRA which permitted the Company to include the subordinated debt as part of its computation of net capital under SEC Uniform Net Capital Rule 15c3-1.

During the period from January 1, 2015 to May 31, 2015, the Company did not meet its debt covenants as it did not maintain the required level of regulatory capital. The Company was in compliance for the remainder of the year.

As of December 31, 2015, the Revolver carried an interest rate equal to the prime lending rate plus 6.00%, or 9.50% per annum. As of December 31, 2015, the Company recorded accrued interest on the Revolver in accrued expenses and other liabilities on its Statement of Financial Condition.

13. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method of computing its net capital. Under this method of computing capital requirements, minimum net capital is required to be $250,000. At December 31, 2015, the Company had net capital of $1,557,254 which was $1,307,254 in excess of its required capital of $250,000.

The Company claims exemption under the provisions of SEC Uniform Net Capital Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing brokers, and promptly transmits all customer funds and securities to the clearing brokers.

14. Subsequent Events

The Company has evaluated subsequent events through the date that the Company's Statement of Financial Condition was issued and has determined that there were no events or transactions that would have a material impact on the Statement of Financial Condition.